UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-19483

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SWS GROUP 401(K) PROFIT SHARING PLAN

B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:

SWS GROUP, INC.

1201 Elm Street, Suite 3500

Dallas, Texas 75270

SWS GROUP 401(K) PROFIT SHARING PLAN

Index

Item 4- Audited financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Note: Other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Trustees and Investment Committee Members of

SWS Group 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of SWS Group 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SWS Group 401(k) Profit Sharing Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Dallas, Texas
June 25, 2014

SWS Group

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	December 31,	December 31,
	2013	2012
Assets:
Investments, at fair value (Note 5):
Mutual funds	$74,099,148	$61,007,542
Money market funds	18,758,511	18,691,571
Common stock	17,096,234	16,649,399
Collective trusts	15,898,164	13,850,503
Employer stock	4,038,932	4,059,251
Unit investment trusts	2,067,238	1,616,903
U.S. government securities	1,937,030	2,135,431
Limited partnerships	284,815	440,668
Corporate bonds and debentures	268,433	247,802
Preferred stock	246,578	68,823

Total investments	134,695,083	118,767,893

Receivables:
Notes receivable from participants (Note 6)	4,978,460	5,164,783
Employer contributions	—	90,810
Participant contributions	—	135,998

Total receivables	4,978,460	5,391,591
Cash	437,948	20,275

Net assets available for benefits	$140,111,491	$124,179,759

The accompanying notes are an integral part of this financial statement.

SWS Group

401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2013

December 31,
2013
Additions to net assets attributed to:
Investment income (Note 5):
Net appreciation in fair value of investments	$18,828,328
Interest and dividends	2,854,503
Other	27,779

Net investment income	21,710,610
Interest income from notes receivable	160,658
Contributions:
Employer	4,017,976
Participant	7,585,360
Participant rollovers from other plans	1,535,831

Total contributions	13,139,167

Total additions	35,010,435

Deductions from net assets attributed to:
Benefits paid to participants	(18,984,909)
Corrective distributions	(18,988)
Administrative expenses	(74,806)

Total deductions	(19,078,703)

Net increase	15,931,732
Net assets available for benefits, beginning of year	124,179,759

Net assets available for benefits, end of year	$140,111,491

The accompanying notes are an integral part of this financial statement

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

1.	Plan Description

The SWS Group 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan covering all employees of SWS Group, Inc. and its subsidiaries (the “Company” or “Employer”) who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

2.	Summary of Significant Accounting and Plan Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(b)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(d)	Administration

The Plan is administered by a Trustee Committee appointed by the Company’s Board of Directors. The Trustee of the Plan is Charles Schwab Trust Company. Certain expenses of the Plan are charged directly to participant accounts. The Plan pays for all administrative expenses unless otherwise paid by the Company at the Company’s sole discretion. In 2013, all administrative expenses were paid by the Plan.

(e)	Investments and Investment Income

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

The Plan presents the net appreciation in fair value of investments, which consists of realized gains and losses, unrealized appreciation (depreciation) and any income or capital gain distributions, in the accompanying statement of changes in net assets available for benefits.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

(f)	Plan Benefits

The vested portion of the accrued benefit of a participant upon termination or retirement is his or her Plan benefit. Normal retirement age as elected by the Company is 55. Several options for payment are available and all require the agreement of the participant. Under certain circumstances, employees may be allowed to take a distribution for a financial hardship. Benefits are recorded by the Plan when paid.

(g)	Notes Receivable from Participants

Notes receivable from participants are carried at the original note balance plus accrued interest, less principal repayments.

(h)	Accounting Pronouncements

There were no new accounting pronouncements that were issued or became effective during the period that were applicable to the Plan.

3.	Contributions

(a)	Employer

The Company contributes a matching contribution equal to 100% of the participant’s salary reduction amount not in excess of 4% of compensation. The Board of Directors of the Company determines the amount of discretionary Employer contributions to the Plan each year. The discretionary contribution is allocated to each participant in the ratio of each participant’s covered compensation to the total covered compensation of all participants subject to maximum limits on annual additions and compensation as required by the Internal Revenue Code. No discretionary Employer contributions were made to the Plan for the years ended December 31, 2013 and 2012.

(b)	Participant Contributions

For the years ended December 31, 2013 and 2012, the maximum participant contribution of pre-tax annual compensation, as defined by the Plan, was 50% (subject to the limit described below). Participants may also contribute rollovers of distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participant contributions were limited to $17,500 and $17,000 during the 2013 and 2012 Plan years, respectively. Catch up contributions are allowed for participants age 50 or older. In 2013 and 2012, the limit for catch up contributions was $5,500.

Subject to an investment policy established by the Administrator, participants can direct how some (or all) of their account balance will be invested through a self-directed brokerage account. It allows the participant to access and invest in other funds, stocks and bonds outside of the Plan’s core funds. All earnings and losses on the directed investments are credited directly to the participant account, net of an annual administrative fee of $100.

(c)	Forfeitures

At December 31, 2013 and 2012, forfeited nonvested accounts totaled $8,552 and $129,842, respectively. These amounts are used to reduce future Employer contributions. During 2013, Employer contributions were reduced by $129,904 from forfeited nonvested accounts.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

4.	Eligibility and Vesting

(a)	Eligibility

Employees of the Company can participate in the Plan provided they are 18 years of age or older.

(b)	Vesting

Participant contributions and Employer matching contributions are immediately vested. Employees who satisfy the eligibility criteria, work a minimum of 1,000 hours a year and are employed on the last day of the calendar year qualify for a year of service and vest in the discretionary Employer contribution as follows:

Years of service	Percentage vested
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

5.	Investments and Investment Income

All investments are held by Charles Schwab Trust Company. The Company maintains a participant-directed plan with separate, segregated accounts and each participant’s income or loss, including market fluctuations, is applied directly to the participant’s account.

Investments greater than 5% of net assets available for benefits at December 31, 2013 and 2012 are as follows:

	2013	2012
Schwab S&P 500 Index Investment	$11,444,705	$8,701,697
PIMCO Total Return Class D Fund	10,852,183	11,936,951
Schwab Value Advantage Fund	10,404,410	10,922,289
Growth Fund of America	9,843,257	7,287,315
Thornburg International Value I	7,685,752	6,817,927
Schwab Money Market Fund	7,461,613	7,104,371
Invesco Van Kampen Comstock Fund A	7,099,905	5,312,777	*

* Less than 5% of net assets in respective year.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

During the year ended December 31, 2013, the Plan’s investments, including those bought, sold and held during the year, appreciated (depreciated) in value as follows:

2013
Mutual funds	$11,578,151
Money market funds	1,641
Common stock	4,677,728
Collective trusts	2,544,865
Employer stock	47,848
Unit investment trusts	(70,821)
U.S. government securities	3,815
Limited partnerships	34,379
Corporate bonds and debentures	21,575
Preferred stock	(10,853)

Net appreciation in fair value of investments	$18,828,328

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

The following is a description of the valuation techniques used for assets measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Securities classified as Level 1 primarily consist of financial instruments whose value is based on quoted market prices which include common, preferred and employer stock, unit investment trusts and publicly traded limited partnerships. Mutual funds and money market funds are valued at the publicly quoted net asset value (“NAV”) of each fund. The total NAV is calculated by multiplying the NAV per share by the number of shares held as of the measurement date.

Consistent with industry practice, mutual funds and money market funds have been classified as Level 1 as there are no redemption restrictions or lockup provisions.

Securities classified as Level 2 include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments included in Level 2 of the hierarchy are certain common and employer stock balances, collective trusts, unit investment trusts, U.S. government securities, limited partnerships, corporate bonds and debentures and preferred stock. Inputs for common stock, unit investment trusts, limited partnerships and preferred stock valuation methodology include quoted prices for identical or similar assets or liabilities in inactive markets. Certain employer stock balances are valued at the net asset value of shares held by the Plan at year end and collective trusts are valued based on their NAV as obtained from audited financial statements prepared on a fair value basis in accordance with GAAP, which represents fair value. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Redemption restrictions for collective trusts are less than 60 days. Government securities and corporate bonds and debentures are valued primarily using industry standard models utilizing assumptions which are observable in the marketplace, which represents fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no Level 3 assets as of the years ended December 31, 2013 or 2012.

Annually, the company evaluates, and recognizes, if necessary, transfers of financial instruments between levels. There were no transfers between levels during the years ended December 31, 2013 and 2012.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

	Fair Value Measurements at December 31, 2013
	Quotes Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:
Growth	$21,455,407	$—	$—	$21,455,407
Bond	11,446,479	—	—	11,446,479
Value	15,125,532	—	—	15,125,532
Blend	12,764,148	—	—	12,764,148
Foreign	8,375,588	—	—	8,375,588
Emerging	3,428,632	—	—	3,428,632
Other	1,503,362	—	—	1,503,362

Total mutual funds	74,099,148	—	—	74,099,148

Money market funds	18,758,511	—	—	18,758,511
Common stock
Technology	4,491,728	6,906	—	4,498,634
Consumer	4,165,268	4,310	—	4,169,578
Energy	1,877,948	3,221	—	1,881,169
Industrial	2,292,079	271	—	2,292,350
Financials	1,827,683	79,187	—	1,906,870
Healthcare	1,386,023	28,808	—	1,414,831
Communications	590,411	—	—	590,411
Other	334,300	8,091	—	342,391

Total common stock	16,965,440	130,794	—	17,096,234

Collective trusts (1)	—	15,898,164	—	15,898,164
Employer stock	1,419,039	2,619,893	—	4,038,932
Unit investment trusts
Blend	375,733	—	—	375,733
Other	259,894	105,510	—	365,404
Trading	301,309	—	—	301,309
Foreign	258,691	—	—	258,691
Industrial	238,571	—	—	238,571
Commodities	216,646	—	—	216,646
Growth	111,786	—	—	111,786
Energy	97,553	—	—	97,553
Health	65,781	—	—	65,781
Emerging	35,764	—	—	35,764

Total unit investment trusts	1,961,728	105,510	—	2,067,238

U.S. government securities	—	1,937,030	—	1,937,030
Limited partnerships	272,161	12,654	—	284,815
Corporate bonds and debentures	—	268,433	—	268,433
Preferred stock	236,841	9,737	—	246,578

Total assets at fair value	$113,712,868	$20,982,215	$—	$134,695,083

(1)	Includes funds that are target based from 2010-2050 with various risk profiles that seek to provide total return for investors retiring approximately at or near the target date. As the targeted retirement date approaches, the fund profile becomes more conservative with larger fixed income and stable value components.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

	Fair Value Measurements at December 31, 2012
	Quotes Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:
Growth	$15,425,898	$—	$—	$15,425,898
Bond	12,488,850	—	—	12,488,850
Value	11,204,920	—	—	11,204,920
Blend	9,715,298	—	—	9,715,298
Foreign	7,035,717	—	—	7,035,717
Emerging	3,025,193	—	—	3,025,193
Other	2,111,666	—	—	2,111,666

Total mutual funds	61,007,542	—	—	61,007,542

Money market funds	18,691,571	—	—	18,691,571
Common stock
Technology	4,351,290	9,795	—	4,361,085
Consumer	3,529,123	75,511	—	3,604,634
Energy	2,476,414	15,417	—	2,491,831
Industrial	2,452,072	60,385	—	2,512,457
Financials	1,864,171	5,010	—	1,869,181
Healthcare	1,145,596	17,188	—	1,162,784
Communications	519,979	1,035	—	521,014
Other	126,413	—	—	126,413

Total common stock	16,465,058	184,341	—	16,649,399

Collective trusts (1)		13,850,503	—	13,850,503
Employer stock	1,429,176	2,630,075	—	4,059,251
Unit investment trusts
Other	649,612	56,368	—	705,980
Trading	322,236	—	—	322,236
Blend	244,216	—	—	244,216
Commodities	254,909	—	—	254,909
Growth	89,562	—	—	89,562

Total unit investment trusts	1,560,535	56,368	—	1,616,903

U.S. government securities	—	2,135,431	—	2,135,431
Limited partnerships	427,854	12,814	—	440,668
Corporate bonds and debentures	—	247,802	—	247,802
Preferred stock	36,900	31,923	—	68,823

Total assets at fair value	$99,618,636	$19,149,257	$—	$118,767,893

(1)	Includes funds that are target based from 2010-2050 with various risk profiles that seek to provide total return for investors retiring approximately at or near the target date. As the targeted retirement date approaches, the fund profile becomes more conservative with larger fixed income and stable value components.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

6.	Notes Receivable from Participants

Notes have been granted to participants in accordance with the provisions of the Plan. Notes are secured by the participant’s account balance and are limited to a maximum term of five years except when the note is used to acquire the principal residence of the participant, in which case the maximum term is 15 years. Note amounts are limited to the lesser of 50% of the respective participant’s vested account balance, or $50,000, reduced by the excess (if any) of the highest outstanding balance of the participant’s notes from the Plan during the one-year period ending the day before the new note is made, over the outstanding balance of the participant’s notes from the Plan on the day the note is made. The interest rate for participant notes as determined by the Plan administrator is the prime lending rate. Interest rates for notes to participants at December 31, 2013 ranged from 3.25% to 9.00%. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Repayments are made through payroll deductions and are reinvested in the individual funds according to the current investment allocations of the participant. Delinquent notes are treated as distributions based on the terms of the Plan document. Participants on military leave or unpaid leave of absence may qualify for a suspension of note payments.

7.	Parties-In-Interest

Certain investments are managed by an affiliate of Charles Schwab Trust Company, which is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These investments total $46,306,955 and $41,518,019 at December 31, 2013 and 2012, respectively.

Additionally, the Plan holds investments in the Company’s common stock and notes receivable from participants, both of which constitute party-in-interest transactions.

8.	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated December 30, 2003. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

9.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to the amount in his or her account on the date of such termination shall be fully vested and nonforfeitable.

10.	Subsequent Events and Merger Agreement

On March 31, 2014, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with Hilltop Holdings, Inc. (“Hilltop”) and a wholly-owned subsidiary of Hilltop, whereby if the merger contemplated therein is completed, the Company will become a wholly-owned subsidiary of Hilltop. It is currently anticipated that the completion of the merger will occur by the end of 2014 subject to the receipt of SWS Group stockholder approval, regulatory approvals and other customary closing conditions. The Merger Agreement provides that, at Hilltop’s written request made not later than 15 days prior to the completion of the merger, the Company will terminate the Plan effective as of immediately prior to, or contingent on, the completion of the merger. As of the date of this report, Hilltop has not made such request.

Plan management has evaluated material events and transactions that have occurred after December 31, 2013 and concluded that no other significant, subsequent events have occurred through June 25, 2014, the date the financial statements were issued, that would require recognition or disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE- Form 5500

SWS Group 401(k) Profit Sharing Plan

SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (Held at End of Year)

As of December 31, 2013

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
**	Self-directed brokerage accounts	Various investments including stocks, bonds, mutual funds and other investments	$35,138,174
*	Southwest Securities 401(k) Stock Fund	Employer Securities	2,619,893
*	SWS Group, Inc. common stock	Employer Securities	1,419,039
*	Schwab Managed Retirement 2010	Collective Trusts	1,197,637
*	Schwab Managed Retirement 2020	Collective Trusts	4,216,814
*	Schwab Managed Retirement 2030	Collective Trusts	5,455,963
*	Schwab Managed Retirement 2040	Collective Trusts	3,797,151
*	Schwab Managed Retirement 2050	Collective Trusts	1,057,345
*	Schwab Managed Retirement Inc.	Collective Trusts	173,254
*	Schwab Value Advantage Fund	Money Market Funds	10,404,410
*	Schwab S&P 500-Index Investment	Mutual Funds	11,444,705
	Pimco Total Return Class D Fund	Mutual Funds	10,852,183
	Growth Fund of America	Mutual Funds	9,843,257
	Thornburg International Value I	Mutual Funds	7,685,752
	Invesco Van Kampen Comstock Fund A	Mutual Funds	7,099,905
	Buffalo Small Cap	Mutual Funds	5,146,644
	American Beacon Small Cap Value Fund	Mutual Funds	4,064,309
	T Rowe Price Mid Cap Growth	Mutual Funds	4,055,096
	Perkins Mid Cap Value A	Mutual Funds	3,727,450
	Delaware Emerging Market Instl.	Mutual Funds	3,301,344
	Mainstay Large Cap Growth	Mutual Funds	1,709,943
	Enterprise Products Partners, L.P.	Limited partnership interests	52,030
	Energy Transfer Partners, L.P.	Limited partnership interests	32,503
	Plains GP Holdings, L.P.	Limited partnership interests	16,865
	Kinder Morgan Energy Partners, L.P.	Limited partnership interests	16,132
	Global Partners, L.P.	Limited partnership interests	14,156
	Suburban Propane Partners, L.P.	Limited partnership interests	14,070
	NGL Energy Partners, L.P.	Limited partnership interests	13,800
	Nustar Energy, L.P.	Limited partnership interests	13,257
	Ascot Resources Ltd.	Limited partnership interests	12,654
	Northern Tier Energy, L.P.	Limited partnership interests	12,300
	Phillips 66 Partners, L.P.	Limited partnership interests	11,432
	NuStar GP Holdings, LLC	Limited partnership interests	8,989
	AdvisorShares Newfleet Mult-Sect Inc ETF	Limited partnership interests	8,659
	The Blackstone Group, L.P.	Limited partnership interests	6,300
	ClickSoftware Technologies Ltd.	Limited partnership interests	6,000
	Breitburn Energy Partners, L.P.	Limited partnership interests	5,594
	Teekay Offshore Partners, L.P.	Limited partnership interests	4,905
	Kohlberg Kravis Roberts & Co., L.P.	Limited partnership interests	4,868
	Alliance Bernstein Holdings Unit Ltd. Interest	Limited partnership interests	4,268
	Energy Transfer Equity, L.P.	Limited partnership interests	4,087
	Nuveen Energy MLP Total Return	Limited partnership interests	3,910
	Atlas Pipeline Partners, L.P.	Limited partnership interests	3,505
	Icahn Enterprises, L.P.	Limited partnership interests	3,282
	Boardwalk Pipeline Partners, L.P.	Limited partnership interests	2,552
	First Trust MLP and Energy Inc.	Limited partnership interests	2,074
	Compressco Partners, L.P.	Limited partnership interests	2,014
	Catalyst Pharmaceutical Partners Inc.	Limited partnership interests	1,950
	Oneok Partners, L.P.	Limited partnership interests	1,369
	Genesis Energy, L.P.	Limited partnership interests	789
	Alon USA Partners, L.P.	Limited partnership interests	417
	Dominion Resources Black Warrior Trust	Limited partnership interests	84

	Total investments		134,695,083
*	Notes receivable from participants	Interest rates 3.25% to 9.00% due through 2028	4,978,460

	Total assets held for investment purposes		$139,673,543

*	Designates a party-in-interest.
**	Includes Schwab accounts of $8,559,676 which are designated as party-in-interest.

Note: Column (d)—Cost information has been omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SWS GROUP 401(K) PROFIT SHARING PLAN

Date: June 25, 2014	By:	\s\ James R. Zimcosky
James R. Zimcosky
Senior Vice President, Human Resources
Plan Administrator